UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Yang (Sean) Liu from CEO and Director Positions

On July 17, 2020, Yang (Sean) Liu resigned from his position as Chief Executive Officer (“CEO”) and Chairman of the Board of Directors (“Board”) of Color Star Technology Co., Ltd. (the “Company”). Mr. Liu’s resignation did not result from any disagreement with the Company. On the same date, Mr. Liu was appointed as the Vice President of Technology of the Company.

Appointment of Biao Lu as CEO and Chairman of the Board

On July 17, 2020, Biao Lu was appointed as CEO and Chairman of the Board to fill in the vacancy created by Mr. Liu’s resignation effective immediately.

Mr. Lu is an experienced veteran in the entertainment industry in China. He acted as a producer and a screenwriter for multiple Chinese films and TV series, including “Ocean Paradise,” “Happy Bureau,” “Stalker,” “I want to be Rich,” “Transformation Group,” “Lifetime with You,” etc. Mr. Lu also directed Guilty, his first film, in 2017. He has served as the Chief Executive Officer of Hong Kong War Tiger Pictures since 2017. From 2005 to 2017, Mr. Lu served as the Chief Executive Officer of Dong Xing Time International Culture. Mr. Lu is a certified artists’ agent in China. He received his bachelor’s degree from the Department of Music at Anhui Normal University, and studied Broadcasting & Television Editing and Directing at the Communication University of China.

Mr. Lu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Lu had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Mr. Lu pursuant to which Mr. Lu shall receive an annual compensation of 300,000 ordinary shares of the Company and a monthly salary of $6,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Employment Agreement by and between Biao Lu and Color Star Technology Co., Ltd. dated July 17, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 17, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Lili Jiang
Name:	Lili Jiang
Title:	Chief Financial Officer

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